SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              C. Brewer Homes, Inc.
                        ---------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                        ---------------------------------
                         (Title of Class of Securities)

                                    107575102
                        ---------------------------------
                                 (CUSIP Number)

                      90 Waiko Road, Wailuku, Hawaii 96793
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 7, 1997
                        ---------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 107575102

1) Name of Reporting Person's S.S. or I.R.S. Identification Nos. of Above Person

                                 Annette J. Brenner
                        IRS Identification No. ###-##-####

2) Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [  ]
         (b)      [  ]
                                       N/A

3) SEC Use Only

4) Source of Funds *

                                       PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

                                       N/A

6) Citizenship or Place of Organization

                                       USA

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power
                                     223,700

(8) Shared Voting Power
                                       -0-

(9) Sole Dispositive Power
                                     223,700

(10) Shared Dispositive Power
                                       -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                     292,900

12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares* [ ]

                                       N/A

13) Percent of Class Represented by Amount in Row (11)

                                      9.4%

14) Type of Reporting Person (See Instructions)

                                       IN

CUSIP No. 107575102

1) Name of Reporting Person's S.S. or I.R.S. Identification Nos. of Above Person

                                 Fred H. Brenner
                        IRS Identification No. ###-##-####

2) Check the Appropriate Box if a Member of a Group *

         (a)      [  ]
         (b)      [  ]
                                       N/A

3) SEC Use Only

4) Source of Funds (See Instructions)

                                       PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

                                       N/A

6) Citizenship or Place of Organization

                                       USA

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power
                                     69,200

(8) Shared Voting Power
                                       -0-

(9) Sole Dispositive Power
                                     69,200

(10) Shared Dispositive Power
                                       -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                     292,900

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

                                       N/A

13) Percent of Class Represented by Amount in Row (11)

                                      9.4%

14) Type of Reporting Person (See Instructions)

                                       IN

ITEM 1.   SECURITY AND ISSUER

          This statement relates to shares of Class A Common Stock (the "Shares") of C. Brewer Homes, Inc. The address of the principal executive office of C. Brewer Homes, Inc. is 90 Waiko Road, Wailuku, Hawaii 97693.


ITEM 2.   IDENTITY AND BACKGROUND

          (a) Annette J. Brenner and Fred H. Brenner are the Reporting Persons filing this statement.

          (b) The residence address of the Reporting Persons is 514 N. Wynnewood Avenue, Wynnewood, PA 19096.

          (c) The Reporting Persons have no business address as they have retired from employment.

          (d) The Reporting Persons have not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Persons have not during the last five years, been party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or securities laws or fining any violation with respect to such laws.

          (f) The individual Reporting Persons are United States citizens.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Persons have purchased the Shares over a period of time at purchase prices ranging from $1-13/16 to $3-3/8 per share. The shares were purchased by the Reporting Persons using personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

          The Shares were acquired for investment purposes. The Reporting Persons intend to hold all of the Shares to which this Schedule 13D relates for investment purposes. Each Reporting Person intends to review on a continuing basis his/her investment in the Issuer and the Issuer's business. The Reporting Persons not currently considering the acquisition, directly or indirectly, of additional Shares. Whether the Reporting Persons purchase additional Shares or sells Shares will depend upon his/her evaluation of pertinent factors, including without limitation, the market for the sale of Shares at particular price levels, the business and prospects of the Issuer, economic and stock market conditions, and other business and investment opportunities available to the Reporting Persons. Depending upon his/her assessment of these factors from time to time, the Reporting Persons may change his/her present intention as stated above by possibly determining to acquire additional Shares or dispose of some or all of the Shares held by him/her.

          The Reporting Persons do not currently have any plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer, (ii) a sale or transfer of a material amount of the assets of the Issuers, (iii) any change in the present board of directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in the Issuer's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940,
(vi) any change in the Issuer's charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person, (vii) any of the securities of the Issuer's securities easing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) any of the Issuer's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any act similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITY OF THE ISSUER

          (a) and (b) Annette J. Brenner beneficially owns 223,700 shares representing 7.2% of the Issuers Class A Common Stock. Fred H. Brenner beneficially owns 69,200 shares representing 2.2% of the Issuers Class A Common Stock. Together, Annette and Fred Brenner own 292,900 Shares of the Issuers Class A Common Stock. For purposes of this Schedule 13D, each of the Reporting persons are including Shares beneficially held by their spouse, although each Reporting person disclaims beneficial ownership of such shares. Each Reporting person has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares beneficially owned by them.

          (c) The following transactions in the Class A Common Stock were effected by the Reporting person named below during the past 60 days:

                                              Date of     Amount
                                            Acquisition  Purchased    Price

(i) Annette J. Brenner                        1/07/97     45,000     $1-7/8
                                              1/09/97     30,000     1-15/16
                                              1/16/97     20,000     2-1/16
                                              1/20/97     16,000     2-1/16
                                              1/30/97     25,000     2-1/8

(ii) Fred H. Brenner
                                              1/02/97      6,600     1-3/4
                                              1/17/97     16,200     1-1/8
                                              1/28/97     25,000     2-1/16
                                              2/04/97      3,000     2-3/16

          (d) None

          (e) Inapplicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.           EXHIBITS.

                  None.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ Annette J. Brenner
  Date                                 Annette J. Brenner

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ Fred H. Brenner
  Date                                 Fred H. Brenner